October 17, 2008

Via Edgar Transmission

Securities and Exchange Commission

Attn: H. Christopher Owings

100 F Street, N.E.

Washington, DC 20549

Re:	Form 10-K for Fiscal Year Ended January 5, 2008
Filed March 5, 2008
Forms 10-Q for Fiscal Quarters Ended April 5 and July 5, 2008
Filed May 15 and August 14, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 10, 2008
File No. 000-19848

Dear Mr. Owings:

On behalf of our client, Fossil, Inc. (the “Company”), we submit the following responses to the letter dated September 25, 2008 containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended January 5, 2008 (the “Form 10-K”), Quarterly Reports on Form 10-Q for the fiscal quarters ended April 5, 2008 (the “First Quarter Form 10-Q”) and July 5, 2008 (the “Second Quarter Form 10-Q” and, together with the First Quarter Form 10-Q, the “Form 10-Qs”) and Definitive Proxy Statement on Schedule 14A filed on April 10, 2008 (the “Proxy Statement” and, together with the Form 10-K and Form 10-Qs, the “Filings”).  For your convenience, we have restated the Staff’s comments below, together with the Company’s response to each respective comment.  For your convenience, we are also sending to each of Robert W. Errett, Attorney Advisor, and Ellie Bavaria, Special Counsel, a copy of this letter.  Please be advised that the responses contained herein, and the information provided herein, have been prepared by, and obtained from, the Company.

The Company hereby acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosures in the filings.

•                                          The Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings.

•                                          The Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended January 5, 2008

Cover page:

1.              Please disclose that your securities are registered under Section 12(b) of the Securities Exchange Act of 1934 because the shares of common stock are listed on the NASDAQ Global Select Market.

Response:

The requested disclosure will be added to the cover page of future Form 10-Ks.

2.              Please indicate on the cover page that you have incorporated by reference into the Form 10-K disclosure from the proxy statement.  Refer to Form 10-K.

Response:

The requested disclosure will be added to the cover page of future Form 10-Ks.

Item 1 Business, page 3

Products, page 8

Watch Products, page 10

3.              Please broaden your discussion as to how important the licenses you hold are to your business, and the duration and effect of all licenses held.  Refer to Item 101(c)(1)(iv) of Regulation S-K.

Response:

The Company will include additional information regarding its material licenses in future filings in accordance with this comment.  As an example of this disclosure, please see the following additions in underscore and deletions in strikethrough to the disclosure that was set forth in the Form 10-K regarding the importance of the licenses and the duration of licenses held:

“Licensed brands.  We have entered into multi-year, worldwide exclusive license agreements for the manufacture, distribution and sale of watches bearing the brand names of certain globally recognized fashion companies. The following table sets forth specific information with respect to certain of our licensed watch products:

Brand(s)	Suggested Price Point Range	Expiration Date	Distribution Channels

ADIDAS	$35 - 165	12/31/12	Major department stores, major sports stores, specialty retailers, jewelry stores and adidas stores worldwide

BURBERRY	$295 - 1,000	12/31/12	Better department stores, specialty retailers, duty free stores worldwide and Burberry retail stores worldwide

DIESEL	$85 - 595	12/31/10	Better department stores, specialty retailers, Diesel retail stores worldwide and www.dieseltimeframes.com

DKNY	$95 - 250	12/31/09	Major department stores, jewelry stores, specialty retailers, and DKNY retail stores worldwide

EMPORIO ARMANI	$125 - 595	12/31/08	Major department stores, specialty retailers, major jewelry and watch stores, Emporio Armani boutiques worldwide, duty free stores worldwide and www.emporioarmani.com

MARC BY MARC JACOBS	$125 - 350	12/31/10	Better department stores, specialty retailers and Marc by Marc Jacobs boutiques worldwide

MICHAEL Michael Kors	$125 - 295	12/31/14	Better department stores, specialty retailers, jewelry stores, duty free stores worldwide and Michael Kors boutiques nationwide

The continuation of our material license agreements is important to the growth of our watch business, especially in Europe and Asia.  ~~Our material license agreements have various expiration dates between 2008 and 2013. The EMPORIO ARMANI license agreements for watches and jewelry expire on December 31, 2008.  The DKNY watch license expires on December 31, 2009.~~  In 2007, sales of our licensed-brand watches listed in the above table accounted for approximately thirty-one percent of our total net sales for all products.  We are currently in the later stages of negotiating with the owners of the EMPORIO ARMANI brand for new licenses and anticipate finalizing the licenses prior to the end of 2008. We have also entered into a number of license agreements for the sale of collectible watches. Under these agreements, we design and manufacture goods bearing the trademarks, trade names and logos of various entities and market these goods through our website and major department stores.”

Design and Development, page 12

4.              You state that you have an internal creative team to design your products and that you gather information from your customers regarding retail performance of your products.  Please discuss the estimated amount you spent during each of the last three fiscal years on company-sponsored research and development activities determined in accordance with generally accepted accounting principles.  In addition, state, if material, the estimated dollar amount spent during each of the last three fiscal years on customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques.  Refer to Item 101(c)(1)(xi) of Regulation S-K.

Response:

The Company spent $979,308, $806,400 and $75,079, respectively for fiscal years 2005, 2006 and 2007 related to company-sponsored research and development activities.  Further, the Company currently estimates that it will spend approximately $729,000 on such activities in fiscal year 2008.  As these amounts represent less than 0.25% of total operating expenses in each of fiscal years 2005, 2006 and 2007, the Company does not believe these amounts are material.

The Company had no expenditures related to customer-sponsored research activities in the last three fiscal years.

Item 1A. Risk Factors, page 21

5.              In the final risk factor on page 23, you indicate that you do not maintain long-term contracts with suppliers, but rely upon close relationships with these suppliers.  Please describe in greater detail how a failure to maintain close relationships with your current suppliers and to develop long-term relationships with other suppliers will impact your business.

Response:

The following language in underscore will be added to future filings that contain a risk factor related to the Company’s supplier relationships:

“Access to suppliers that are not Fossil subsidiaries is not guaranteed because we do not maintain long-term contracts but instead rely on long-standing business relationships, which may not continue in the future.

The majority of our watch products are currently assembled to our specifications by our majority owned entities in Asia and Switzerland with the remainder assembled by unrelated entities.  Certain of our other products are currently manufactured to our specifications by independent manufacturers in international locations, including China, Hong Kong, Italy, Korea, Mexico and Taiwan.  We have no long-term contracts with these independent manufacturing sources and compete with other companies for production facilities.  All transactions between us and our independent manufacturing sources are conducted on the basis of purchase orders. Our future success will depend upon our ability to maintain close relationships with our current suppliers and to develop long-term relationships with other suppliers that satisfy our requirements for price, quality and production flexibility.  Our ability to establish new manufacturing relationships involves numerous uncertainties, including those relating to payment terms, costs of manufacturing, adequacy of manufacturing capacity, quality control and timeliness of delivery.  Any failure by us to maintain long-term relationships with our current suppliers or to develop relationships with other suppliers could have a material adverse effect on our ability to manufacture and distribute our products.”

Item 3. Legal Proceedings, page 33

6.              You state that you “believe that [you] have meritorious defenses to these claims.”  This is a legal opinion that counsel should provide, or in the alternative you should remove this statement.

Response:

The statement that the Company believes it has meritorious defenses to the legal claims will be removed from future filings.

7.              Please indicate the relief the plaintiffs seek.  Refer to Item 103 of Regulation S-K.

Response:

The Company will add disclosure to future filings regarding the relief that the plaintiffs seek.  As an example of this disclosure, please see the following addition to the disclosure that was set forth in the Legal Proceedings section of the Form 10-K:

“Plaintiffs seek (i) money damages for all losses and damages suffered as a result of the acts alleged in the compliant; (ii) for defendants to account for all damages caused by them and all profits and special benefits obtained as a result of the alleged unlawful conduct; (iii) actions to reform and improve Company corporate governance and internal control procedures; (iv) the ordering of the imposition of a constructive trust over the defendants’ stock options and proceeds derived therefrom; and (v) punitive damages.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Summary, page 39

8.              Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way.  In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.  In addition, please discuss in reasonable detail:

•                  economic or industry-wide factors relevant to your company, and

•                  material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

For example, you should discuss fully any risks associated with your increasingly international operations, the effects of foreign currency exchange rates and the economic environment in the United States and internationally.  Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

The Company will add disclosure in accordance with this comment to future filings.  As an example of this disclosure, please see the following additional disclosure to the Summary section of Item 7. Management’s Discussion of Financial Condition and Results of Operations that was set forth in the Form 10-K:

“Our business is subject to global economic cycles and retail industry conditions.  Purchases of discretionary fashion accessories, such as our watches, handbags, sunglasses and other products, tend to decline during recessionary periods when disposable income is low and consumers are hesitant to use available credit.  Future sales and earnings growth is contingent upon our ability to anticipate and respond to changing fashion trends and consumer preferences in a timely manner while continuing to develop innovative products in the respective markets in which we compete.  As is typical with new products, market acceptance of new designs and products we may introduce is subject to uncertainty.  In addition, we generally make decisions regarding product designs several months in advance of the time when consumer acceptance can be measured.

Our international operations are subject to many risks, including foreign currency.  Generally, a strengthening of the U.S. dollar against currencies of other countries in which we operate will reduce the translated amounts of sales and operating expenses of our subsidiaries, which results in a reduction of our consolidated operating income.”

Liquidity and Capital Resources, page 51

9.              Your discussion regarding your liquidity and capital resources appears focused solely on a short-term basis.  Please enhance your discussion on liquidity and capital resources to discuss liquidity and capital resources on both a long-term and short-term basis.  Refer to Instruction 5 of Item 303(a) of Regulation S-K.

Response:

In future filings, the Company will expand the disclosure to include a discussion of the adequacy of the Company’s current cash position, cash flow from operations and availability under the Company’s credit facility to finance working capital needs and planned capital expenditures for the next twelve months.

Quantitative and Qualitative Disclosure about Market Risk, page 54

10.       To the extent material, please expand your discussion to briefly discuss the variety of financing and operating practices you employ to manage the market risk you face from settlement of inter-company inventory transactions.  Please include a discussion of the objectives, general strategies, and instruments, if any, used to manage those exposures.  Refer to Item 305(b)(ii) of Regulation S-K.

Response:

In future filings, the Company will expand disclosure in this section to include the variety of operating practices the Company employs to manage the market risk it faces relative to foreign currency exchange rate changes.  These operating practices include, among others, the Company’s ability to convert foreign currency into U.S. dollars at spot rates and to maintain U.S. dollar pricing relative to sales of the Company’s products to certain distributors located outside the U.S.

Item 9A. Controls and Procedures, page 81

Changes in Internal Control over Financial Reporting, page 82

11.       We note that your discussion does not include the statement required pursuant to Item 308(a)(4), which requires you to state that a registered public accounting firm has audited the financial statements included in the annual report containing the disclosure required by Item 308 and has issued an attestation report on the registrant’s internal control over financial reporting.  Please provide the statement as required under Item 308(a)(4) of Regulation S-K.

Response:

In future Form 10-Ks, the Company will add the following disclosure under the heading “Management’s Report on Internal Control over Financial Reporting” in Item 9A. Controls and Procedures:

“Deloitte & Touche LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Company’s internal control over financial reporting, which is included herein.”

12.       We note your disclosure that “[o]ther than the remedial actions taken to address the material weakness as noted below, there have been no changes in internal control over financial reporting during the quarter ended January 5, 2008 that have materially affected, or is reasonably likely to materially affect our internal control over financial reporting.”  Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response:

In future filings, when there is a material change to internal control over financial reporting, the Company will specifically state that there was a material change.  As an example of this disclosure, please see the following additions in underline and deletions in strikethrough to the disclosure that was set forth in the Form 10-K:

“~~Other than the remedial actions taken~~During the quarter ended January 5, 2008, we implemented the following changes to address the material weakness noted below~~, there have been no changes in internal control over financial reporting during the quarter ended January 5, 2008 that~~.  These changes have materially affected, or ~~is~~are reasonably likely to materially affect, our internal control over financial reporting.”

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 16

Annual Cash Incentive Opportunities, page 20

13.       Please disclose the operating income targets for 2007 and disclose the expenses that were excluded for determining the actual operating income level.  We note that you believe disclosure of this information would cause you competitive harm.  Please provide us on a supplemental basis a detailed analysis supporting the conclusion that disclosure of this information would cause you competitive harm.  Please see Instruction 4 to Item 402(b) of Regulation S-K and our Answer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at www.sec.gov.

Response:

Pursuant to the terms of the Company’s short-term incentive plan, the operating income target for fiscal year 2007 for a 100% payout under the plan was $171 million.  For purposes of calculating the bonus percentage for non-executive employees, the expenses relating to the Company’s review of its equity granting practices were excluded in determining the amount of operating income earned by the Company in 2007.  For the Company’s executive officers, with the inclusion of the expenses of the Company’s review of its equity granting practices, the $171 million operating income target was still met.

The Company will include the operating income target used for determining executive officer bonuses in future filings.

Retention and Incentive Equity Awards, page 21

14.       In the first full paragraph on page 22, you state “In fiscal 2007, the Compensation Committee considered benchmark data provided by Ernst & Young as well as the Human Resources Department in determining overall award sizes.”  However, your discussion regarding benchmarking and industry comparative data on page 18-19 seems to only discuss information that the Human Resource Department provides.  Please discuss the components of Ernst & Young’s benchmarking data.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

The discussion regarding benchmarking on pages 18 – 19 of the Proxy Statement refers to information the Human Resources Department provides and does not mention Ernst & Young (“E&Y”) as was done on page 22.  However, in the context on pages 18 - 19, when referring to the information provided by the Human Resources Department to the Compensation Committee, the benchmarking information does include the information from E&Y as E&Y provided this information directly to the Human Resources Department.  The Company will clarify such statements if used in future filings.

E&Y benchmarked the Company’s compensation programs, including base pay, bonuses and long term compensation, against the Company’s peer group and made recommendations to the Company based on the results.  Among E&Y’s recommendations were that the Company adopt a short-term incentive plan, reduce the number of employees receiving equity grants, and transition from granting stock options to granting other forms of equity incentive awards, including restricted stock, restricted stock units and stock appreciation rights.

Employee Benefits, page 26

15.       In your description of the non-qualified deferred compensation plan, please discuss the measures for calculating interest or other plan earnings.  Please quantify any applicable interest rates and other earning measures applicable during the last fiscal year.  Refer to Item 402(i)(3)(ii) of Regulation S-K.

Response:

The Company will add the following language to future filings:

“Participants in the plan may select investments from among 36 different investment alternatives for existing balances and future contributions, which include various mutual funds that invest in stocks, money market investments and bonds.  Applicable daily interest rates are determined by multiplying (i) the sum of the one year London Interbank Offered Rate on the first and last business day of the period, by (ii) fifty percent by (iii) 1 divided by 360.”

Certain Relationships and Related Transactions, page 30

16.       Please discuss the standards you apply to review, approve or ratify any transaction required to be reported under Item 404(a) of Regulation S-K.  Refer to Item 404(b)(1)(ii) of Regulation S-K.

Response:

The Company will add the following language to future filings:

“Any proposed transaction that has been identified as a Related-Party Transaction may be consummated or materially amended only following the approval by the Audit Committee of the Company.  A Related-Party Transaction means a transaction, arrangement or relationship in which the Company and any Related Party are participants in which the amount involved exceeds $120,000.  A Related Party includes (i) a director, director nominee or executive officer of the Company, (ii) a security holder known to be an owner of more than 5% of the Company’s voting securities, (iii) an immediate family member of the foregoing or (iv) a corporation or other entity in which any of the foregoing persons is an executive, principal or similar control person or in which such person has a 5% or greater beneficial ownership interest.

In the event that the Company proposes to enter into a related Party Transaction, management of the Company shall present the transaction to the Audit Committee for review, consideration and approval.  The Audit Committee, in approving or rejecting the proposed transaction, shall consider all the facts and circumstances deemed relevant by and available to the Audit Committee.  The Audit Committee shall approve only those transactions that, in light of the circumstances, are in, or are not inconsistent with, the best interests of the Company and its stockholders, as the Audit Committee determines in good faith exercise of its discretion.”

Form 10-Q for the Quarterly Period Ended July 5, 2008

Item 4. Controls and Procedures, page 24

17.       We note your statement that any “controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.”  Please confirm for the period ended July 5, 2008 that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  Please include similar disclosure in future filings.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Response:

The Company confirms that for the period ended July 5, 2008, the Company’s disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level.  The Company will revise its disclosure regarding its disclosure controls in future filings as set forth below.  Additions are in underscore and deletions are in strikethrough.

“We conducted an evaluation of the effectiveness of the design and operation of the “disclosure controls and procedures” (“Disclosure Controls”), as defined by Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this Quarterly Report on Form 10-Q. The Disclosure Controls evaluation was done under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”).  ~~In designing and evaluating the Disclosure Controls, we recognize that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, and management was necessarily required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.~~  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon this evaluation, our CEO and CFO have concluded that our Disclosure Controls and procedures were effective at the reasonable assurance level as of July 5, 2008.”

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact me at the number below.

Very truly yours,

/s/ Garrett A. DeVries

Garrett A. DeVries
Direct Phone Number: (214) 651-5614
Direct Fax Number: (214) 200-0428
garrett.devries@haynesboone.com

cc:	Robert W. Errett
Ellie Bavaria
Randy S. Hyne
Mike Kovar